November 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Johnny Gharib, Esq.

Re:	Celldex Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 000-15006

Dear Mr. Gharib:

On behalf of Celldex Therapeutics, Inc. (the “Company”), we are sending our response to the comments contained in the letter, dated November 19, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Annual Report”).

For ease of reference, set forth in bold below are the comments to the Annual Report, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Research Collaboration and License Agreements

Thomas Jefferson University (TJU), page 11

Patents, page 15

1. We note that in connection with your acquisition of the assets of Alteris, you obtained the rights to two exclusive license agreements with TJU related to EGFRvIII. We also note that EGFRvIII relates to CDX-110 (rindopepimut). Please expand your disclosure regarding the two license agreements with TJU to provide the material terms of the agreements, including the parties’ rights and obligations, duration of the agreements and termination provisions. On page 15 please identify the material patents in the first bullet that you licensed from TJU indicating the nature of each patent, the jurisdiction(s) and the expiration date(s).

Response:

While we believed that the TJU license agreements might be material when we initially included a description of them in our filings with the Commission, at present, with the passage of time and development history of CDX-110 (rindopepimut), the TJU license agreements have become immaterial to our future operations.  The patents covered by the first of these licenses are currently expected to expire in 2014 (for the United States) and in 2015 (for Europe) and the patents and patent applications covered by the second of these licenses have been limited to claim subject matter which is not relevant to rindopepimut.  Even if clinical development of rindopepimut continues to progress positively, there is no possibility that rindopepimut will be approved for commercial sale in 2014, and it appears highly unlikely that it will be approved for commercial sale in 2015.  Accordingly, we do not anticipate that any material future payments will need to be made to TJU under these license agreements.  We also believe that we have adequate intellectual property protection for rindopepimut without the TJU license agreements, so that the loss of any rights under the TJU license agreements will not have any material effect on our results of operations or future development.

Accordingly, we plan to delete references to the TJU license agreements in our Form 10-K for 2013 and in all other future filings.

Seattle Genetics, Inc. (Seattle Genetics), page 12

Patents, page 15

2. We note that in connection with the acquisition of Curagen you assumed the license agreements with Seattle Genetics related to ADC technology. We note that this technology relates to CDX-011. Please expand your disclosure regarding the Seattle Genetics license agreement to provide the material terms of the agreements, including the parties’ rights and obligations, duration of the agreements and termination provisions. On page 15 please identify the material patents in the second bullet that you licensed from Seattle Genetics indicating the nature of each patent, the jurisdiction(s) and the expiration date(s).

In contrast to the TJU license agreements, we believe that disclosure with respect to the Seattle Genetics license agreement related to ADC technology is still required.  As you know, there are confidential aspects of that agreement; however, we believe that we can expand our disclosure regarding the Seattle Genetics license agreement and the related material patents as you have requested consistent with our confidentiality obligations.

In response to the Staff’s comment, the Company plans to revise the discussion of the Seattle Genetics license agreement in our Form 10-K for 2013 and in future filings.  In lieu of our current language on page 12 of our Form 10-K for 2012, we will include the following language:

Seattle Genetics, Inc. (Seattle Genetics)

In connection with our acquisition of CuraGen, we assumed the license agreement between CuraGen and Seattle Genetics whereby CuraGen acquired the rights to proprietary ADC technology, with the right to sublicense, for use with its proprietary antibodies for the potential treatment of cancer.  Under the terms of the agreement, we have the responsibility of using commercially reasonable efforts to develop, commercialize and market such treatment.  In furtherance of these responsibilities, technical assistance from Seattle Genetics is available to us as necessary.  We may be required to pay milestones of up to $7.5 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the mid-single digits on any net product sales to Seattle Genetics with respect to development and commercialization of the ADC technology, including CDX-011 and CDX-014.  The term of the agreement varies country to country and may be until the later of the expiration of the last relevant patent or the 10th anniversary of the first commercial sale.  The agreement allows Celldex to terminate with prior written notice, with both parties being able to terminate the agreement for an uncured material breach or insolvency of the other party.

In lieu of the current language in the second bullet point on page 15 of our Form 10-K for 2012, we will include the following language:

Our patent portfolio for CDX-011 includes an issued patent in Europe and pending patent applications in the U.S. and Japan. If issued and maintained to full term in due course, these would have estimated patent expiry dates in 2025. In addition, patent rights relating to the toxin and conjugation technology used in CDX-011 have been licensed from Seattle Genetics.  The patent rights from Seattle Genetics include issued patents and pending applications in Australia, Canada, Europe, the U.S. and Japan which include composition of matter claims relating to the toxin and conjugation technology.  If maintained to full term in due course, the main Seattle Genetics patent rights would have estimated patent expiry dates ranging from 2023 in Europe to 2026 in the U.S.

As requested by the Staff, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564 or Meredith Prithviraj of this office at 973-597-2396.

Very truly yours,

/s/ Alan Wovsaniker

cc:  Anthony S. Marucci